# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc., CIK 0001847302
CUSIP: 87678E107
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, 10th Floor, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 01/15/2026
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 2,548,019; sole dispositive power 0; shared dispositive power 2,548,019; aggregate amount beneficially owned 2,548,019 (8.2% of the class)
  Comment: Box 13 - The percentages used herein are calculated based upon 30,903,892 shares of common stock outstanding, which represents the shares outstanding as of December 10, 2025, according to the Issuer's proxy statement filed with the Securities and Exchange Commission (the "SEC") on December 23, 2025 (the "Fund Proxy Statement").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 2,709,608; sole dispositive power 0; shared dispositive power 2,709,608; aggregate amount beneficially owned 2,709,608 (8.8% of the class)
  Comment: Box 8 - Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse and (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC. Box 10 - Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse and (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC. Box 13 - The percentages used herein are calculated based upon 30,903,892 shares of common stock outstanding as of December 10, 2025, according to the Fund Proxy Statement.
- Roxana Cruz-Rivera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 713,007; sole dispositive power 0; shared dispositive power 713,007; aggregate amount beneficially owned 0 (2.3% of the class)
  Comment: Box 8 - Consisting of 713,007 shares owned by RAD Investments, LLC, which Mr. Danial, as its manager, may be deemed to beneficially own. Box 10 - Consisting of 713,007 shares owned by RAD Investments, LLC, which Mr. Danial, as its manager, may be deemed to beneficially own. Box 13 - The percentages used herein are calculated based upon 30,903,892 shares of common stock outstanding as of December 10, 2025, according to the Fund Proxy Statement.
- Mojdeh L. Khaghan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, 10th Floor, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed by the undersigned with the SEC on December 21, 2021, as amended by the Amendment No. 1 filed on December 30, 2021, Amendment No. 2 filed on January 7, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on November 21, 2022, Amendment No. 6 filed on September 14, 2022, Amendment No. 7 filed on December 5, 2023, Amendment No. 8 filed on December 19, 2023, Amendment No. 9 filed on January 10, 2024, Amendment No. 10 filed on December 30, 2025 and Amendment No. 11 filed on January 2, 2026 (collectively, the "Schedule 13D"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraphs:

On January 15, 2026, Ocean Capital, Mr. Hawk and the 2026 Nominees (collectively, the "2026 Participants") filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC in connection with their solicitation of proxies for the 2026 Annual Meeting. At the 2026 Annual Meeting, the 2026 Participants will seek stockholder approval of Ocean Capital's proposals to (i) elect the 2026 Nominees, consisting of Ethan A. Danial and Jose Izquierdo, to serve as Class III directors on the Board, until their terms expire at the Fund's 2029 annual meeting of stockholders or until their respective successors are duly elected and qualified and Brent Rosenthal to serve as a Class II director on the Board, until his term expires at the Fund's 2028 annual meeting of stockholders or until his successor is duly elected and qualified and (ii) terminate all existing investment advisory agreements between the Fund and its advisor, UBS Asset Managers of Puerto Rico ("UBS"), a division of UBS Trust Company of Puerto Rico. Details of the proposals, including information about the 2026 Nominees, can be found in the 2026 Participants' definitive proxy statement, which is available at no charge on the SEC's website http://www.sec.gov.

The 2026 Participants are asking stockholders to vote on their BLUE proxy card "FOR ALL" the 2026 Nominees and "FOR" the proposal to terminate all existing investment advisory agreements between the Fund and UBS.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (01/20/2026)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (01/20/2026)
- Roxana Cruz-Rivera: /s/ Roxana Cruz-Rivera, Roxana Cruz-Rivera (01/20/2026)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (01/20/2026)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (01/20/2026)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (01/20/2026)
- Mojdeh L. Khaghan: /s/ Mojdeh L. Khaghan, Mojdeh L. Khaghan (01/20/2026)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (01/20/2026)